SL Industries, Inc.
520 Fellowship Road, Suite A114
Mount Laurel, NJ 08054

September 23, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel Duchovny, Esq.

Re:	SL Industries, Inc.
Schedule TO-I
Filed September 15, 2010
File No.005-34262

Ladies and Gentlemen:

The undersigned, SL Industries, Inc. (the “Company”), acknowledges that in connection with responding to comments from the Securities and Exchange Commission (the “Commission”) and Commission staff, (a) the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SL INDUSTRIES, INC.

By:	/s/ Louis Belardi
Louis Belardi
Chief Financial Officer